Exhibit 99.1

Newsletter March 24th, 2026

Solmate Signal #01: Solana Signal in the Noise

Welcome to Solmate Signal, your monthly update on Solmate, Solana, tokenization, crypto, and more.

First, a message from our CEO, Marco Santori:

Dear Friends of Solmate,

At bottom, investment stories are usually about dislocation. Investors have always taken advantage of these dislocations to create value, and the DAT story is no different. Investors put billions of dollars into half a dozen SOL DATs over the summer of 2025, and the crypto market promptly rewarded them with a historic SOL crash the following winter. The price of SOL hasn’t recovered and we’ve been living this dislocation for the months since.

Now we’re entering the Spring of 2026 and savvy investors have their eye on a new dislocation: The one between headlines and trendlines. Headlines have been negative, but trendlines have been overwhelmingly positive. It’s a gap that’s widened since the beginning of the year and it shows no signs of stopping.

In fact, I haven’t seen this great a divergence between mainstream sentiment and underlying growth since the early days of bitcoin in 2012. Back then, the headlines uniformly read “bitcoin is for criminals”, “it’s no good as money”, or “it’s all going to zero”. Yet on-chain volume was compounding, infrastructure was growing and the brain drain from Wall Street to Bitcoin was becoming undeniable.

The parallels to Solana today are clear, and when it comes to evaluating our industry’s macro environment, it’s difficult for me to focus on anything else. At Solmate, we follow trendlines, not headlines, and the trendlines for SOL are better than they’ve ever been.

Trendlines

Headlines are trailing indicators that turn negative only after prices crash or positive after they rally. They have little predictive value. Trendlines, on the other hand, can be powerful predictors, and Solana trendlines are the strongest they’ve ever been in nearly every category:

●	Real world assets (known as “RWAs”) are moving on-chain faster today than ever and they’re mostly moving to Solana. Securities are getting tokenized and traded on-chain. The biggest names on Wall Street – like Larry Fink and Paul Atkins – have thrown their support behind the move. There are ten times the number of RWAs on Solana today than there were a year ago in 2025 and the graph of new RWAs has begun to trend parabolic.

●	Major payments companies are choosing Solana as the rails to move their customers’ money. Remittances have long been a killer use case for blockchains but the major consumer players have resisted integrating them. This started to change in 2025 and now the biggest of the big remittance companies are becoming adopters. The Solana Foundation alone has inked deals with Western Union, Cash App, PayPal, Stripe and even Visa.

●	Stablecoin usage is growing, too. Historically, Ethereum has led the stablecoin market, but over the last few months Solana has doubled its all-time high in stablecoin volume. In fact, Solana stablecoin volume is more than double that of its previous all-time high in October. With Solana’s faster confirmation time and scalability at the base layer, it should come as no surprise that Solana is positioning itself to beat out Ethereum at a game Ethereum once won handily.

Skim the “Is Crypto Finally Dead?” headlines from the mainstream press and you’ll miss what’s really happening: trendlines heading up and to the right. In some cases, going vertical. We think demand for SOL must inevitably follow. At Solmate, we’re positioning ourselves to make the most of this growth.

Solmate’s Treasury Metrics

Solmate builds its SOL treasury by building Solana infrastructure in conjunction with our local UAE partners. Indeed, we recently announced that we are formally planning to update our corporate name and constitution to reflect this.

Here are our vital stats as of February 28, 2026:

●	1,235,834 SOL (worth about $113.2 million at $91.58[1] per token),

●	about $7.1 million[2] worth of crypto-related securities, and

●	about $9.1 million in operating cash.

If you add this up, you’ll see that our stock trades at a discount to this implied net asset value. We think the discount reflects broader market sentiment rather than the fundamental strength of our position.

While short-term price action creates noise, our focus remains on building durable infrastructure that creates long-term shareholder value. We’re not just holding digital assets. We’re strengthening the network that underpins them. This year will mark an acceleration on all fronts for builders and industry leaders who will pioneer this next era of crypto and of the world, and we’re proud to be a part of it.

The UAE

As we shared with you last week, our UAE-based validator operations remain 100% functional. Our validator systems have comprehensive redundancy plans built-in, and if regional instability were to disrupt local infrastructure, we have redundancy plans designed to support seamlessly continuing staking using failover hardware. We remain fully committed to the UAE as our strategic home, and we continue to monitor developments closely while remaining confident in the region’s long-term stability.

Marco Santori

CEO, Solmate

In This Issue:

●	Solmate validator performance

●	Solmate CEO Marco Santori joins Ark’s For Your Innovation podcast with Cathie Wood and the Welcome to the Arena Podcast

●	Institutions continue planning for and utilizing Solana as part of their business

●	The UAE is building the future of tokenization

●	Crypto card payments are accelerating

Solmate Validator Performance

Solmate’s validator statistics as of March 23rd, 2026:

●	893,505 Solana staked (remainder of Solmate treasury staked to a second validator)

●	83 active stakers

●	0% commission

●	100% uptime

Solmate In The Media

Solmate CEO Marco Santori and Dr. Arthur Laffer joined Cathie Wood on the For Your Innovation Podcast to discuss Solana’s performance advantages, why innovation in monetary systems has historically driven growth, why the UAE is betting on Solana, the evolution of Solmate, and more!

Marco Santori also joined ICR’s Welcome to the Arena podcast to discuss combining off-chain capital with on-chain infrastructure, and why Solmate’s strategic choice of Abu Dhabi as home base makes sense for building the future of capital markets. Listen to the conversation here or anywhere podcasts are available.

Institutions Onboard To Solana

The Solana Foundation launched Solana Payments and outlined why financial giants like Visa, PayPal, Worldpay, and Citi are choosing Solana as their blockchain payments layer.

Payments adoption metrics broken into five verticals are now live: treasury management (bypassing T+2 settlement for 24/7 liquidity), remittances, neobanking, payouts for gig workers and creators, and merchant settlement.

Solana is the fastest growing blockchain for payments.

Data from Artemis and shows year-over-year growth of TPV as of 2/11/26:

Solana is the fastest growing blockchain for payments. Data from Artemis and shows year-over-year growth of TPV as of 2/11/26:

SoFi users can now buy and sell Solana directly from a bank account. SoFi Crypto is offered through SoFi Bank, making it one of the first federally regulated banks to offer Solana trading alongside traditional banking products.

This is another signal that SOL is bridging the gap between TradFi and crypto native platforms.

Crossmint and Western Union are partnering to announce USDPT, a new stablecoin that will be issued on Solana. Alongside USDPT they are launching the Digital Asset Network which will give users the ability to offramp stablecoins directly to cash at more than 360,000 Western Union retail locations worldwide.

Solana’s Real World Asset (RWA) ecosystem hit a new all-time high with over $1.82B+ in tokenized value (data from @RWA_xyz):

The UAE Continues Building The Future of Tokenization

The Dubai Land Department and tokenization firm Ctrl Alt launched a secondary market for real estate-backed tokens enabling the resale of over $5 million in fractional property ownership. Roughly 7.8 million tokens tied to 10 Dubai properties are now eligible for trading within a controlled market environment.

Matt Acheson, CPO at Ctrl Alt, said:

“Our goal was to build a secondary market infrastructure that is efficient for the entire ecosystem while maintaining the controls and governance required by the DLD and VARA. To achieve this, Ctrl Alt engineered a sophisticated technical framework to facilitate the dual operation of ARVA management tokens and ownership tokens seamlessly on-chain. We manage the underlying complexity of this tokenization technology so that distribution platforms like PRYPCO and others can deliver smooth, fractional real estate experiences to their end users, without the requirement of building and managing the tokenization infrastructure themselves.”

This is Phase II of the Dubai Land Department’s Real Estate Tokenization Project and is part of Dubai’s broader plan to tokenize $16 billion in property by 2033.

Meanwhile, the DFSA’s inaugural tokenization regulatory sandbox attracted 96 expressions of interest from firms looking to operate within its framework. This shows a signal of continued institutional demand for regulated tokenization in the UAE.

ADGM’s Registration Authority also published Discussion Paper No. 1 of 2026, proposing guidance and supervisory expectations for crypto mining activities conducted in or from ADGM. The paper sets out governance, operational, cybersecurity, and disclosure requirements that encompass part of the UAE’s ongoing push to build comprehensive regulatory clarity across all dimensions of digital assets.

The UAE continues to assemble the regulatory and institutional frameworks needed to make the next tokenization of assets on a mass scale possible.

Crypto Card Payments Accelerate

Global crypto card payment volume has increased significantly. With volume reaching approximately $1.5 billion per month in August 2025, up from about $100 million in early 2023, according to data from Artemis. Regions where stablecoins address specific economic constraints have shown the most pronounced adoption. In these areas, crypto cards are used for inflation protection and cross-border value storage.

The report shows stablecoins are not typically replacing existing card networks at the point of sale, but are instead being used for backend settlement. This gives users faster and more flexible movement of value while maintaining global card acceptance, coupled with access to currency that is not being rapidly debased.

For the full report click here

One Thing To Know

As of March 19th, Stablecoin supply on Solana sits around $17b (data from @artemis)

Notes

The key performance indicators (“KPIs”) included in this newsletter are intended to supplement, not replace, the Company’s financial information prepared and presented in accordance with International Financial Reporting Standards (IFRS). The Company undertakes no obligation to update or revise any KPI or related disclosure, except as required by law. Nothing contained herein constitutes an investment recommendation, an offer to sell, or the solicitation of an offer to buy or invest in, any securities. The information presented herein does not constitute investment advice and should not be used to form the basis for an investment decision. Investors should rely on the financial statements and other disclosures contained in the Company’s SEC filings and should seek legal and tax advice before making a decision to invest in any Company securities.

This newsletter contains information the Company believes to be reliable, and has been obtained from sources believed to be reliable, but the Company makes no representation or warranty (express or implied) of any nature, nor accepts any responsibility or liability of any kind, with respect to the fairness, accuracy, completeness, or reasonableness of the information or opinions contained herein. Analyses and opinions contained herein (including market commentary, statements or forecasts) reflect the judgment of the Company as of the date this newsletter was published and may contain elements of subjectivity (including certain assumptions) or be based on incomplete information.

Forward-Looking Statements

This newsletter contains forward-looking statements regarding the Company’s strategic plans, corporate restructuring, partnership arrangements, and infrastructure development. These statements involve risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, shareholder approval, and operational challenges. The Company undertakes no obligation to update these statements except as required by law.

10